Exhibit (a)(1)(C)

OFFER TO PURCHASE FOR CASH

By

Stream Global Services, Inc.

(formerly Global BPO Services Corp.)

of

Up to 20,757,046 Shares of its Common Stock

At a Purchase Price of $8.00 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, SEPTEMBER 5, 2008, UNLESS THE OFFER IS EXTENDED.

August 7, 2008

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Stream Global Services, Inc., a Delaware corporation (“Stream”), formerly known as Global BPO Services Corp., is offering to purchase for cash up to 20,757,046 shares of its common stock, par value $0.001 per share, (the “shares”), at a purchase price of $8.00 per share, net to the seller in cash, without interest (the “Purchase Price”), upon the terms and subject to the conditions set forth in Stream’s Offer to Purchase dated August 7, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to your clients for whom you hold shares registered in your name or in the name of your nominee. Unless the context otherwise requires, all references to the share shall refer to the common stock of the Company.

Enclosed with this letter are copies of the following documents:

1.	Offer to Purchase dated August 7, 2008;

2.	Letter of Transmittal (including Form W-9), for your use in accepting the Offer and tendering shares of your clients;

3.	Letter to Clients, for you to send to your clients and for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

4.	Return envelope addressed to Continental Stock Transfer & Trust Company, as the Depositary.

Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and at what price or prices. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the Offer.

This Offer is only open for shares. We also have outstanding warrants to acquire shares and units comprised of one share and one warrant to acquire a share. On behalf of your clients, you may tender shares that are included in units, but to do so such shares must first be separated from the units prior to tendering such shares. See Section 3 of the Offer to Purchase.

Certain conditions of the Offer are described in Section 7 of the Offer to Purchase. All tenders must be in proper form as described in Section 3 of the Offer to Purchase to be valid.

We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on Friday, September 5, 2008, unless the Offer is extended.

Under no circumstances will interest be paid on the purchase price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

Stream will not pay any fees or commissions to any broker, dealer or other person (other than to the Information Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. Stream will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer (see Section 5 of the Offer to Purchase).

As withholding agent for your clients, you are instructed to withhold on the gross proceeds of the Offer paid to your clients that are non-U.S. persons (as determined for U.S. federal income tax purposes) as if all such gross proceeds are dividends for U.S. federal income tax purposes, in accordance with appropriate, accepted procedures. The determination of whether any portion of the gross proceeds paid to a beneficial holder is treated as a dividend for U.S. federal income tax purposes depends on the individual circumstances of the beneficial holder, which neither we nor you know. This withholding is disclosed in the Offer to Purchase.

In addition, you are instructed to backup withhold on the gross proceeds of the Offer paid to your clients that do not submit the Form W-9, Form W-8BEN or Form W-8ECI, as applicable, in accordance with appropriate, accepted procedures. This withholding is disclosed in the Offer to Purchase.

Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent at the telephone number and address listed below.

Very truly yours,

STREAM GLOBAL SERVICES, INC.

/s/ R. SCOTT MURRAY
R. Scott Murray Chairman and Chief Executive Officer

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of Stream, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Banks and Brokers Call: (212) 750-5833

All Others Call Toll Free: (888) 750-5834